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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52955

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2021** AND ENDING **03/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KCOE Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2725 NW 24th Ave

(No. and Street)

Camas	**WA**	**98607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Callahan	**785-309-2534**	**scallahan@kcoecapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)
6/25/2009		**1952**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN CALLAHAN , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCOE CAPITAL LLC , as of MARCH 31 , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA HOLLIMAN
Notary Public · State of Kansas
My Appt. Expires 1/24/2026

Signature:

Title:
TREASURER

Lisa Holliman
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KCOE CAPITAL, LLC
Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2022

KCOE CAPITAL, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2022

To the Member of
KCoe Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCoe Capital, LLC as of March 31, 2022, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KCoe Capital, LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCoe Capital, LLC's management. Our responsibility is to express an opinion on KCoe Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of KCoe Capital, LLC's financial statements. The supplemental information is the responsibility of KCoe Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. And III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 10, 2022

KCOE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2022

ASSETS

CASH AND CASH EQUIVALENTS	$	134,544
COMMISSIONS AND FEES RECEIVABLE		1,200
RELATED PARTY RECEIVABLE		2,585
DEPOSIT		774
TOTAL ASSETS	$	139,103

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	8,545
TOTAL LIABILITIES		8,545
MEMBER'S EQUITY		130,558
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	139,103

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2022

REVENUES		
Commissions	$	313,504
OPERATING EXPENSES		81,653
Operating Income		231,851
OTHER INCOME		18,061
NET INCOME	$	249,912

KCOE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended March 31, 2022

BALANCE, March 31, 2021	$	155,646
Distributions to member		(275,000)
Net income		249,912
BALANCE, March 31, 2022	$	130,558

KCOE CAPITAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 249,912
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Commissions and fees receivable	44
Related party receivable	(834)
Deposit	(322)
Accounts payable and accrued expenses	(3,362)
Net Cash Flows from Operating Activities	245,438
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(275,000)
Net Cash Flows used in Financing Activities	(275,000)
Net Change in Cash and Cash Equivalents	(29,562)
CASH AND CASH EQUIVALENTS:	
Beginning of Year	164,106
End of Year	$ 134,544

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended March 31, 2022

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCoe Capital, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of KCoe Wealth Management, LLC (KCoe Wealth).

Basis of Presentation

The Company's financial statements are prepared in accordance with Generally Accepted Accounting Principles accepted in the United States.

The Company is evaluating new accounting standards and will implement as required.

Cash and Cash Equivalents

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.   The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash or cash equivalents

Commissions and Fees Receivable

Commissions and fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2022.

Revenue Recognition

The Company adopted ASU 2014-19, Revenue from Contracts with Customers and subsequent amendments (collectively, ASC 606).   Under ASC 606 Revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer.

Commissions. Certain employees of KCoe Wealth are registered with a non-affiliated brokerage firm and conduct securities brokerage activity.   The net cash generated by the Registered Representatives is transferred to the Company as Commissions.   The Registered Representatives are paid by KCoe Wealth and the payments may include amounts based on brokerage activity from the Company's funds which have been distributed to KCoe Wealth, it's parent. The Registered Representatives buy and sell securities, annuities and insurance products on behalf of customers as an agent. Each time a customer enters into a buy or sell transaction, the Registered Representative charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the trade order is filled by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other Income. Other Income represents amounts reimbursed by the Company's Registered Representatives of costs such as regulatory costs, access to technology and other items agreed to by the Company and the Registered Representatives.

NOTE 1 – Summary of Significant Accounting Policies (Cont.)

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10 the Company has evaluated for any uncertain tax position and determined it has no uncertain tax positions including tax status.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement most recently renewed effective July 1, 2021, with KCoe Isom, LLP, majority indirect owner of KCoe Wealth, to pay $3,200 per month to lease office space, furnishings and equipment. The agreement also provides hourly rates for the use of certain of the affiliate's employees for the operation of the Company's business.

Shared expenses under the affiliate agreement were $46,948 for the year ended March 31, 2022. The related balance due to KCoe Isom, LLP is $645 as of March 31, 2022, and is included in accounts payable and accrued expenses on the statement of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from KCoe Wealth for clearing expenses totaling $28,277 in the year ended March 31,2022, which were deducted from the Company's commission revenue by the clearing broker, was $2,585 as of March 31, 2022, and is due on demand and non-interest bearing.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2022, the Company had net capital of $125,999 which was $120,999 in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1 as of March 31, 2022.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through May 10, 2022, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL, LLC

Schedule I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity	$	130,558
Non-allowable assets:		
Related party receivable		2,585
Commissions and fees receivable		1,200
Deposit		774
Total non-allowable assets		4,559
Net capital before haircuts on securities positions		125,999
Haircuts on securities positions		-
Net capital	$	125,999

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	8,545

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	120,999
Net capital less 120% of minimum requirement	$	119,999
Ratio: Aggregate indebtedness to net capital		.07 to1

No material differences exist between the Net Capital calculated above and the
Net Capital reported in the Company's March 31, 2022 FOCUS filing.

KCOE CAPITAL, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption form SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.   The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption form SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.   The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Kcoe Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kcoe Capital, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include sharing in commissions with other member firms.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kcoe Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kcoe Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 10, 2022



K·COE
CAPITAL

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

Assertions Regarding Rule 15c3-3 Exemption Provisions

KCOE Capital, LLC (the "Company"), approved by FINRA and SEC on March 20, 2001, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to following areas of business approved by FINRA:

1) merger and acquisition services 2) sharing in commissions with other FINRA member firms; 3) MSRB member related to commission sharing; and 4) participating in best-efforts only private placement distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company affirms it: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the most recent fiscal year ended March 31, 2022 without exception.

KCOE Capital, LLC

I, Steve Callahan affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Steven Callahan, Treasurer
May 4, 2022